X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

09045088

December 23, 2008

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated December 23, 2008).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

X-Cal Resources Ltd.

TSX/XCL **December 23, 2008**

News Release

Sale of Royalty to Ken Snyder Gold Syndicate

X-Cal has re-filed its 2008 year-end financial statements to reflect a change in the treatment of the 1% Net Smelter Future Production Royalty which was sold by the company to the Ken Snyder Gold Syndicate in June of 2007.

The Ken Snyder Gold Syndicate purchased a 1% NSR future production royalty on the Sleeper Gold Property for $US 1,500,000. Proceeds from the sale were used for definition drilling at Sleeper.

The drill programs were successful and resulted in substantial NI-43-101 Gold and Silver Resources for the Sleeper Gold Project (See September 8, 2008 News Release).

The sale of the future production royalty was treated as income in the year-end financial statements. The revised statements treat the royalty sale as a recovery of exploration costs. Re-filing of the year-end financial statements to note the change was recommended by the auditors and accepted by the board of directors.

A new picture of the Sleeper Gold System is evident in the block model and geologic cross-sections, which accompanied the resource figures. The new model defines a framework of previously unrecognized mineralized layers at Sleeper. This is expected to benefit the success rate of drilling in the mine site area and elsewhere on the property.

The 30 square mile property, located on the Battle Mountain Trend in Nevada, is centered on the historic Sleeper Gold Mine.

The contents of this release have been reviewed by Larry G. Martin CPG, who is a "Qualified Person" as defined by NI 43-101. Mr. Martin is X-Cal's Senior Geologist.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project. Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

(1) Cautionary Note to U.S. Investors concerning estimates of Measured, Indicated and Inferred Resources: This press release uses the terms "measured", "indicated" and "inferred" "resources." We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.**

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Visit our web site: www.x-cal.com

E-Mail: *invrel@x-cal.com*

END